

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 5, 2009

<u>Via U.S. Mail</u>

Joseph H. Bryant
Chairman and Chief Executive Officer
Cobalt International Energy, Inc.
Two Post Oak Central
1980 Post Boulevard, Suite 1200
Houston, TX 77056

   Re: Cobalt International Energy, Inc.
      Form S-1
      Filed September 4, 2009
      File No. 333-161734

Dear Mr. Bryant:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   Please file executed copies of all omitted exhibits, including legality opinion, tax opinion, underwriting agreement, partnership agreement, omnibus agreement, etc., as soon as possible. Also file all material contracts as exhibits. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

3.   In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

4.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Risk Factors, page 17

5.   Several of your risk factors use language stating that "there can be no assurance that..." or similar language. However, the risk is not your ability to give assurance, but the underlying situation. Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses "there can be no assurance," "there can be no certainty," "we cannot be certain," "beyond our control," "we are not able to predict" and the term "inherent." Also avoid beginning sentences with "although" or "while."

We may not achieve our exploration and production objectives, page 19

6.   Eliminate generic risks that could apply to any issuer or any offering.

Management's Discussion and Analysis of Financial Condition and Results or Operations

Overview, page 42

7.   We note your disclosure explaining that Cobalt International Energy, L.P. will become a direct or indirect subsidiary of Cobalt International Energy, Inc. prior to or concurrent with

the offering. Please expand this and all similar disclosures to clarify the reason for the ambiguity surrounding the question of whether this will be a direct or indirect exchange. Please also clarify whether you intend to continue holding the business within the limited partnership legal structure and whether your reorganization will retire both the limited and general partnership interests that are currently outstanding.

Contractual Obligations, page 51

8.   Please add a total column to the contractual obligation table to comply with Item 303(a)(5) of Regulation S-K.

Compensation Discussion and Analysis, page 106

9.   Please provide the information required by Item 402 of Regulation S-K.

Financial Statements

Cobalt International Energy, Inc.

General

10. Tell us why you have not included an audited balance sheet for Cobalt International Energy, Inc. as of a point within 135 days of filing your registration statement as would ordinarily be required under Rule 3-01(a) of Regulation S-X.

Cobalt International Energy, L.P. – Interim Financial Statements, page F-2

Note 4 – New Accounting Pronouncements, page F-8

11. Please provide subsequent event disclosures relative to the interim period ended June 30, 2009 to comply with SFAS 165.

Cobalt International Energy, L.P. – Annual Financial Statements, page F-15

Note 15 – Subsequent Events, page F-30

12. We note that you entered into a 10-year alliance with TOTAL on April 6, 2009 under which you will be the operator during the exploration and appraisal phases covering 216 leases. Please expand your disclosures to address the following points.

   •   Specify how you intend to account for your investment, including your proportionate share of costs and reimbursements from TOTAL.

   •   Clarify whether the $300 million reimbursement from TOTAL will cover the first amounts allocable to you based on your ownership interest or some portion of total estimated costs of exploration and appraisal.

- Explain how decisions about development based on the results of exploration will be made, indicate whether you would remain the operator if development is pursued, and describe any cost sharing provisions governing such activity.

- Explain how the success of the five-well program will be measured and used in calculating the amount earned under the $180 million award provision.

- Discuss the manner by which the cost of counterparty participation will be determined in the event that other oil and natural gas lease interests are acquired by either you or TOTAL in the U.S. Gulf of Mexico area of mutual interest.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard D. Truesdell, Jr., Esq. (by facsimile (212) 701-5674)HM